This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated April 19, 2002, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common
Stock
(Including the Associated Rights to Purchase Common Stock) of
IFR Systems, Inc.
at
$1.35 Per Share
by
Testco Acquisition Corp.
a Wholly Owned Subsidiary of
Aeroflex Incorporated

Testco Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), is offering to purchase all of the shares of common stock, par value $.01 per share (the "Common Stock"), of IFR Systems, Inc., a Delaware corporation (the "Company"), including the associated rights to purchase Common Stock issued pursuant to the Rights Agreement, dated February 28, 1999, as amended, between the Company and Harris Trust and Savings Bank, as rights agent (the "Rights," and collectively with the Common Stock, the "Shares"), at a price of $1.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME, ON MONDAY, MAY 20, 2002, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that represents 50.1% of the then outstanding Shares on a fully diluted basis (the "Minimum Condition"),
(2) the full discharge of the Company from all obligations under the Company's credit agreement and the release of all claims thereunder upon payment of approximately $49 million to the Company's lenders under its credit agreement,
(3) such lenders not taking any action to foreclose or exercise any other rights against the Company under the credit agreement prior to or at the time of acceptance for purchase of Shares in the Offer, (4) the forbearance and loan discharge agreements with such lenders being in full force and effect at the time of acceptance for purchase of Shares in the Offer, and (5) there being no material adverse change in the Company or its business. See Section 15 of the Offer to Purchase.

The Company is currently in default under its credit agreement, under which approximately $84 million is owed to the Company's bank lenders. In connection with the Offer, the lenders under the credit agreement have entered into a forbearance agreement in which they have agreed not to take any action to foreclose on the Company's indebtedness until after August 30, 2002, unless the Merger Agreement (as defined below) is terminated earlier without any Shares having been purchased in the Offer. The lenders have also agreed to accept approximately $49 million in full satisfaction of all obligations under the credit agreement as long as such amount is paid by the Company on or before August 30, 2002. Simultaneously with the purchase of Shares in the Offer, if it is consummated, Aeroflex has agreed to lend to the Company $48.8 million in fund substantially all of the approximately $49 million payment to be made by the Company to its lenders.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 13, 2002 (the "Merger Agreement") among Aeroflex, the Purchaser and the Company. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Aeroflex. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time") each Share outstanding immediately prior to the Effective Time (other than Shares owned by Aeroflex, the Purchaser, any subsidiary of Aeroflex or the Purchaser or the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $1.35 or any greater per Share price paid in the Offer, in cash, without interest (the "Merger Consideration").

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the

Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser or Aeroflex because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.


If by 12:00 noon, New York City time, on Monday, May 20, 2002 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) subject to the applicable rules and regulations of the Securities and Exchange Commission, to waive all of the unsatisfied conditions (other than the Minimum Condition except with the consent of the Company) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) to extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) to amend the Offer (other than to reduce or eliminate the Minimum Condition except with the consent of the Company).

If all conditions to the Offer have been satisfied or waived as of the Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn at such time (which Shares may not thereafter be withdrawn) and, at the sole discretion of the Purchaser, may extend the Offer to provide a "subsequent offering period" of at least three business days, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. The Purchaser may not extend the Offer during a subsequent offering period for more than 20 business days (for all such extensions). The term "Expiration Date" means 12:00 noon, New York City time, on Monday, May 20, 2002 unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares (except during a subsequent offering period.)

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during a subsequent offering period) and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after Tuesday, June 18, 2002. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger may be taxable for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Requests are being made to the Company for the use of the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
MACKENZIE PARTNERS, INC. LOGO
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll-Free (800) 322-2885
April 19, 2002